Term Sheet to

Preliminary Prospectus Supplement

Registration Statement No. 333-134915

Dated January 17, 2007

Rule 433

FINAL PRICING TERMS

The issuer	National Financial Partners Corp. (NYSE: NFP).
Securities offered	0.75% Convertible Senior Notes due 2012.
Aggregate principal amount offered	$200,000,000.
Over-allotment option	$30,000,000.
Maturity date	February 1, 2012.
Interest	0.75% per annum, accruing from the settlement date.
Interest payment dates	Each February 1 and August 1, beginning August 1, 2007.
Price to public	100%.
NYSE closing price on January 17, 2007	$47.10 per share.
Price of common stock in concurrent secondary offering (reference price)	$46.35 per share.
Conversion premium	20% above reference price.
Conversion price	$55.62 (approximately) per share of common stock, subject to adjustment.
Free convertibility period	At the option of the holder, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after
December 1, 2011 through the second scheduled trading day
immediately preceding the maturity date.
Conversion rate	17.9791 shares of common stock per $1,000 principal amount of notes, subject to adjustment.
Trade date	January 17, 2007.
Settlement date	January 22, 2007.
CUSIP	63607PAA7.
Joint book-running managers	Goldman, Sachs & Co. and UBS Investment Bank.
Joint lead manager	Merrill Lynch & Co.
Use of Proceeds

The issuer intends to apply the net proceeds from this offering to the following uses:

(i) approximately $19.0 million (and additional proceeds if the underwriters exercise their over-allotment option in full) to pay the net cost of the convertible note hedge and warrant
transactions;

(ii) Approximately $92.7 million to repurchase 2,000,000 shares
(or approximately $106.6 million to repurchase 2,300,000
shares if the underwriters exercise their option to purchase additional shares in full in the secondary offering) of the
issuer’s common stock from Apollo Investment Fund IV, L.P.
and Apollo Overseas Partners IV, L.P. in the privately
negotiated transaction described under the caption
“Summary—Concurrent Transactions” of the prospectus
supplement; and

(iii) the repayment of a portion of outstanding amounts of

principal and interest under its revolving credit facility.

Adjustment to conversion rate upon fundamental change

The number of additional shares by which the conversion rate will be increased (subject to certain exceptions) in the event of a fundamental change will be determined by reference to the
table below, based on the date on which the fundamental
change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of the issuer’s common stock in the fundamental change.

The stock prices set forth in the first row of the table below
(i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted.
The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so
adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments”
in the prospectus supplement for the offering.

The following table sets forth the hypothetical stock prices and the number of additional shares to be received by which the
conversion rate for the notes will be increased per $1,000
principal amount of the notes in the event of a fundamental
change:

	Stock Price
Effective Date	$46.35	$47.50	$50.00	$55.00	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00
January 22, 2007	3.5959	3.3555	2.8830	2.1443	1.5931	0.8530	0.4268	0.1859	0.0587	0.0015
February 1, 2008	3.5959	3.5308	3.0308	2.2340	1.6418	0.8632	0.4230	0.1797	0.0529	0.0000
February 1, 2009	3.5959	3.5959	3.0901	2.2382	1.6137	0.8116	0.3798	0.1472	0.0354	0.0000
February 1, 2010	3.5959	3.5959	3.0431	2.1274	1.4797	0.6815	0.2752	0.0849	0.0085	0.0000
February 1, 2011	3.5959	3.4777	2.8165	1.8210	1.1465	0.4061	0.1072	0.0088	0.0000	0.0000
February 1, 2012	3.5959	3.0735	2.0209	0.2027	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $125.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $46.35 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 21.5750 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement for the offering.

Concurrent offering of common stock

Concurrently with this offering, certain of the issuer’s
stockholders offered 1,608,849 shares of its common stock
(plus an option to purchase up to an additional 241,256
shares) in a registered public offering.

The consummation of this offering is not conditioned upon the consummation of the concurrent offering of the common stock
and vice versa.

Purchase of Convertible Note Hedge and Sale of Warrant	In connection with the offering of the notes, the issuer intends to enter into a convertible note hedge transaction with respect to the issuer’s common stock with one or more of the
underwriters (and/or one or more of its/their affiliates) (the
“counterparty”). The convertible note hedge transaction will cover, subject to customary anti-dilution adjustments,
approximately 3.6 million shares of the issuer’s common stock.
Concurrently with entering into the convertible note hedge
transaction, the issuer also intends to enter into a warrant transaction whereby the issuer will sell to the counterparty warrants to acquire, subject to customary anti-dilution
adjustments, approximately 3.6 million shares of the issuer’s common stock. If the underwriters exercise their over-
allotment option to purchase additional notes, the issuer
expects to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. In such event, the issuer would also expect to enter into an additional warrant transaction.

The issuer has filed a registration statement (including a prospectus, dated June 9, 2006, and a preliminary prospectus supplement, dated January 16, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. toll-free at 1 866-471-2526 or UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.